Hubbell Incorporated

584 Derby Milford Road Orange, CT 06477 203 799-4100 203-799-4333 Fax
May 14, 2010
VIA EDGAR
Celeste M. Murphy, Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hubbell Incorporated Form 10-K for the fiscal year ended December 31, 2009 Filed: February 19, 2010 File No. 1-2958
Dear Ms. Murphy:
The purpose of this letter is to acknowledge the receipt by Hubbell Incorporated (the “Company”) of the comment of the staff of the Securities and Exchange Commission in your letter dated May 11, 2010 to Mr. Timothy H. Powers with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009. For ease of reference, your comment is repeated in italics below and followed by the Company’s response.
Board Oversight of Risk, page 12 of the Definitive Proxy Statement
1. We note your disclosure related to the board’s leadership structure and risk oversight in response to Item 407(h) of Regulation S-K. In future filings, please also discuss the effect that the board’s role in the risk oversight of the company has on the board’s leadership structure.
In future filings, the Company hereby confirms its intention to revise its disclosure in accordance with the foregoing comment.
* * *
Hubbell Incorporated acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Hubbell Incorporated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments in connection with this response please call the undersigned at (203) 799-4230 or Megan C. Preneta, Assistant General Counsel and Assistant Secretary, at (203) 799-4210.

Very truly yours,
/s/ Richard W. Davies
Richard W. Davies
Vice President, General Counsel and Secretary

cc: Timothy H. Powers, Chairman, President and Chief Executive Officer, Hubbell Incorporated

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